Contact Information:
Tracey T. Travis
Senior Vice President and Chief Financial Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022
1-212-318-7232 (telephone)
1-212-813-7705 (facsimile)

July 1, 2010

Ms. Tia Jenkins
U.S. Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Polo Ralph Lauren Corporation Form 10-K for Fiscal Year Ended April 3, 2010 Filed June 2, 2010 File No. 001-13057

Dear Ms. Jenkins:

We are writing in response to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Mr. Ralph Lauren, Chairman of the Board and Chief Executive Officer of Polo Ralph Lauren Corporation (the “Company”) dated June 24, 2010 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

Ms. Tia Jenkins
U.S. Securities and Exchange Commission
July 1, 2010

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended April 3, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Cost of Goods Sold and Selling Expenses, F-8

1.
We note that you record costs such as picking, packing, warehousing and order charges as a component of selling, general and administrative costs.  In order to enhance an investor’s understanding of your distribution costs, please confirm in future Exchange Act filings you will quantify such costs that are not recorded within costs of goods sold.

Response: We note the Staff’s comments and, in future Exchange Act filings, we will quantify our distribution costs that are not recorded within costs of goods sold.

***

If the staff wishes to discuss our response to the Comment Letter, please contact me at 212-318-7232.

Sincerely,

/s/ Tracey T. Travis

Tracey T. Travis
Senior Vice President and Chief Financial Officer